TOWNSHIP 5 SOUTH RANGE 4 WEST OF THE SALT LAKE MERIDIAN, UTAH

SALT LAKE FIELD OFFICE
TOOELE COUNTY



U54829
U47281 20'
U28008
UZ8008
U24347
U47281 20'
SL 023174
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Pat Mining Claims
SEE SUPPLEMENTAL PLAT
Ophir Sheet 6
Ophir Sheet 5
Ophir Sheet 32
Ophir Sheet 9
Ophir Sheet 8
Ophir Sheet 7
Ophir Sheet 13
Ophir Sheet 11
43-65-0083 D/C
1125685 D/C Coal
1125856 D/C Min Coal
1128388 D/C Min Coal
U75590 WD Recon All Min
999401 D/C
1028827 D/C
IL 115
858838 D/C
R/W 92
1603
U54823
U 49278 RBPP Lse
U54202
U 019170
U43221
U75627
U49329 RBPP Lse
22804
43-01-0021
43-65-0048 D/C
2438

Lat 40°20'05"N
Long 112°13'48"W

SCALE in chains
10 5 0 10 20 30 80

STATUS OF PUBLIC DOMAIN
LAND AND MINERAL TITLES

INDEX TO SEGREGATED TRACTS

RESURVEY	ORIGINAL SURVEY			
TRACT NO	T	R	SEC	SUBDIVISION

FOR ORDERS AFFECTING DISPOSAL OR USE OF UNIDENTIFIED LANDS WITHDRAWN FOR CLASSIFICATION, MINERALS, WATER AND/OR OTHER PUBLIC PURPOSES, REFER TO INDEX OF MISCELLANEOUS DOCUMENTS.

Determination Area, PL 167, U 071212
Secs 3-6: All
Sec 7: W½, NE¼, N½SE¼
Sec 8: N½, N½SW¼, NW¼SE¼
Sec 9: NW¼, E½NE¼, E½SE¼, W½SW¼, SE¼SW¼
Sec 10: W½, W½E½
Sec 11: SE¼, N½SW¼, SE¼SW¼
Sec 13: N½
Sec 14: N½NE¼, SE¼SE¼
Sec 15: SW¼, SW¼SE¼, NW¼NE¼
Sec 17: All
Sec 18: S½S½
Secs 19-20: All
Sec 21: E½, SW¼
Sec 22: All
Sec 24: SE¼, E½SW¼, E½SW¼, E½NE¼, NE¼NE¼
Sec 25: NE¼, E½NW¼, E½SE¼, W½SW¼
Sec 26: S½, S½NW¼, W½NE¼
Sec 27: S½, NW¼, W½NE¼
Sec 28: W½SW¼, SE¼SW¼, SW¼SE¼, E½SE¼, NE¼, N½NW¼
Sec 29: S½, S½NW¼
Secs 30-31: All
Sec 33: E½SW¼, SW¼SE¼, NE¼NW¼, NW¼NE¼
Sec 34: E½, E½W½, NW¼NW¼
Sec 35: E½, N½NW¼, SE¼NW¼, S½SW¼, NW¼SW¼

U 6348, 6/24/68 Rest. apln affects Cane Pwr Site Cl #277, Pwr Site Cl 277 Rev by Pwr Site Canc 249, 8/28/1971, NOE until land is Rest.

WARNING STATEMENT
This plat is the Bureau's Record of Title, and should be used only as a graphic display of the township survey data. Records hereon do not reflect title changes which may have been effected by lateral movements of rivers or other bodies of water. Refer to the cadastral surveys for official survey information.

CURRENT TO	
10-12-2007	PV VJ
	MTP OG

T 5 S
R 4 W